FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

Corporate Tax ID (CNPJ) No. 47.508.411/0001-56

Company Registry (NIRE) 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), hereby informs its shareholders and the market in general of the following:

After a decade of relevant contribution and participation in transformative projects for the Company, Ronaldo Iabrudi will leave the position of Co Vice-Chairman of the Board of Directors of GPA, starting to dedicate more time to projects and personal businesses. Ronaldo will step down from his current role on October 28, 2022 but will continue to support Casino Group on institutional and ESG issues.

To substitute the vacant position of Co Vice-Chairman, the members of GPA’s Board of Directors recommended the election of Christophe Hidalgo, subject to approval of the next Shareholders Meeting of the Company.

Also, as of such date, as part of this movement, Marcelo Pimentel, who joined GPA in the role of CEO at the beginning of April, implementing important structural changes since then, will also join the Company's Board of Directors.

According to Jean-Charles Naouri, Chairman and CEO of the Casino Group:

“I am grateful to Ronaldo for his dedication to the company over more than 10 years. Among his contributions, it is essential to highlight his participation in initiatives that were fundamental for our business in Brazil, such as the spin-off of GPA and Assaí with the consequent formation of two independent companies, the sale of the hypermarket stores format to the cash & carry format, and the implementation of high governance standards and sustainability policies. We will start a new phase, counting on the experience acquired by Ronaldo throughout all this time, now as a Strategic Consultant, with the certainty of the value that this relationship will continue to bring to everyone”.

Also according to Jean-Charles Naouri, Chairman and CEO of the Casino Group:

"Christophe is profoundly knowledgeable about the Group's operations, given acting also for more than two decades in several countries where we are present. He particularly understands retail operations in Brazil, where he has held key positions over the last few years, previously as CFO and more recently as a member of the Board of Directors and several Advisory Committees. I am fully confident that Christophe is the right professional to maintain the Company's dynamics in the face of the challenging growth projected for the years to come”.

According to Christophe Hidalgo, member of the GPA Board of Directors, in the words of Jean-Charles Naouri, Chairman and CEO of the Casino Group:

"Our Chairman Jean-Charles Naouri and I personally wish Marcelo Pimentel a warm welcome. After only a few months in the company, he has already made his mark with his own style and demand. His vast knowledge in retail will be very contributive in the debates of the Company's Board of Directors."

We reiterate to Ronaldo our thanks and sincere wishes for happiness in this new phase of his life, as well as our wishes of confidence and success to Marcelo in his new role.

São Paulo, October 27th, 2022.

Guillaume Marie Didier Gras

Vice-President of Finance and Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 27, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.